Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions except ratio)

Three Months Ended
March 31, 2010
Earnings:
Income before income tax expense, equity loss of affiliates and noncontrolling interests in subsidiaries (1)	$880
Adjustments:
Fixed charges added to earnings	80
Dividends from equity affiliates	7
Amortization of capitalized interest	6

$973

Fixed Charges:
Net interest expense (2)	$75
Portion of rental expense representative of interest	5

Fixed charges added to earnings	80
Capitalized interest	3

$83

Ratio of earnings to fixed charges	11.7

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.